SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Initial Filing

CONSOL Energy Inc.

(Name of Issuer)

Common Stock

(Title of Class and Securities)

20854P109

(CUSIP Number of Class of Securities)

O. Mason Hawkins

Chairman of the Board and C.E.O.

and

Andrew R. McCarroll

Vice President & General Counsel

Southeastern Asset Management, Inc.

6410 Poplar Avenue, Suite 900

Memphis, TN 38119

(901) 761-2474

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 20, 2015

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☒

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

CUSIP No. 20854P109	13D

(1)	NAMES OF REPORTING PERSONS Southeastern Asset Management, Inc. I.D. No. 62-0951781
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS 00: Funds of investment advisory clients
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	: (7) : :	SOLE VOTING POWER (Discretionary Accounts) 17,946,922 shares
	: (8) : :	SHARED OR NO VOTING POWER 25,020,100 shares (Shared) 5,245,193 shares (No Vote)
	: (9) :	SOLE DISPOSITIVE POWER (Discretionary Accounts) 23,192,115 shares
	: (10) : :	SHARED DISPOSITIVE POWER 25,020,100 shares (Shared) 0 shares (None)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,212,215 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.1%
(14)	TYPE OF REPORTING PERSON IA

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

CUSIP No. 20854P109	13D

(1)	NAMES OF REPORTING PERSONS Longleaf Partners Fund I.D. No. 63-6147721
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS 00: Funds of investment company shareholders
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	: (7) :	SOLE VOTING POWER None
	: (8) :	SHARED VOTING POWER 12,263,500 shares (Shared)
	: (9) :	SOLE DISPOSITIVE POWER None
	: (10) :	SHARED DISPOSITIVE POWER 12,263,500 shares (Shared)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,263,500 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.4%
(14)	TYPE OF REPORTING PERSON IV

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

CUSIP No. 20854P109	13D

(1)	NAMES OF REPORTING PERSONS Longleaf Partners Small-Cap Fund I.D. No. 62-1376170
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS 00: Funds of investment company shareholders
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	: (7) : :	SOLE VOTING POWER None
	: (8) :	SHARED VOTING POWER 12,494,200 shares
	: (9) :	SOLE DISPOSITIVE POWER None
	: (10) :	SHARED DISPOSITIVE POWER 12,494,200 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,494,200 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.5%
(14)	TYPE OF REPORTING PERSON IV

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

CUSIP No. 20854P109	13D

(1)	NAMES OF REPORTING PERSONS O. Mason Hawkins I.D. No. XXX-XX-XXXX
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS 00: None
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	: (7) : :	SOLE VOTING POWER (Discretionary Accounts) None
	: (8) :	SHARED VOTING POWER None
	: (9) :	SOLE DISPOSITIVE POWER None
	: (10) :	SHARED DISPOSITIVE POWER None
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 3)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
(14)	TYPE OF REPORTING PERSON IN

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock (the “Securities”) of CONSOL Energy Inc. Delaware corporation (the “Issuer”). The Issuer has its principal executive offices located at 1000 CONSOL Energy Drive, Canonsburg, PA 15317-6506.

Item 2.	Identity and Background

Subparagraphs (a), (b), and (c). This statement is being filed by Southeastern Asset Management, Inc. (“Southeastern”), an investment advisor registered with the Securities & Exchange Commission under the Investment Advisers Act of 1940, as amended. The address of its principal office is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. Southeastern serves as an investment advisor to various individual clients, institutions (including qualified retirement plans), endowment funds and to Longleaf Partners Fund amd Longleaf Partners Small-Cap Fund, each a series of Longleaf Partners Funds Trust, a registered investment company organized as a Massachusetts business trust and having four series or portfolios. Longleaf Partners Fund and Longleaf Partners Small-Cap Fund, which are joint filers of this Schedule 13D, may be reached c/o Southeastern Asset Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

The Securities of the Issuer reported in Item 5 herein were acquired on behalf of the investment advisory clients of Southeastern Asset Management, Inc., including Longleaf Partners Fund and Longleaf Partners Small-Cap Fund, under sole or shared discretionary authority granted Southeastern. None of the Securities are owned by or on behalf of Southeastern or by any of its directors or officers, or any Trustees or officers of Longleaf.

This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer of Southeastern, in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Southeastern through the exercise of voting control and/or dispositive power over the Securities as the result of his official positions or ownership of voting securities of Southeastern. Neither Southeastern nor Mr. Hawkins owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported herein.

(d) During the last five years, Southeastern, Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Mr. Hawkins have not been convicted in any criminal proceeding.

(e) During the last five years, Southeastern, Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Mr. Hawkins have not been a party to any civil or administrative proceeding involving any alleged violations of any securities laws.

(f) Southeastern is a corporation organized and existing under the laws of the State of Tennessee; Longleaf Partners Funds Trust, of which Longleaf Partners Fund and Longleaf Partners Small-Cap Fund are separate series, is organized as a Massachusetts business trust. Mr. Hawkins is a citizen of the United States. The names, business addresses, and principal occupations of each director and executive officer of Southeastern, and each Trustee of Longleaf Partners Fund are set forth in Schedule I.

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

Item 3.	Source and Amount of Funds or Other Consideration

The respective investment advisory clients of Southeastern used approximately $1,479,393,105 in the aggregate to purchase the Securities reported in this filing. All assets used to purchase Securities were assets of these respective clients and none were assets of Southeastern. In addition, none of the proceeds used to purchase the Securities were provided through borrowings of any nature.

Item 4.	Purpose of Transaction

The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts over which Southeastern has either sole or shared discretionary investment or voting power. The Securities are reported by Southeastern and by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer in the event that either should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of these Securities under the provisions of subparagraph (b) of Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership on the part of Southeastern and Mr. Hawkins as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4. All purchases of Securities were made for investment purposes only, in the ordinary course of business of Southeastern as a registered investment advisor. Southeastern may purchase additional Securities on behalf of clients in the future, or may sell all or a part of the current holdings of the Securities.

Southeastern is engaged in the business of investment management of its clients’ assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients. In pursuing this investment philosophy, Southeastern analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies, often at management’s invitation.

Southeastern qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on Schedule 13G and, as a routine matter, Southeastern utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients. As the result of investment analysis or the occurrence of events, Southeastern may desire to participate in discussions with the particular portfolio company’s management or with third parties about significant matters in which Southeastern may suggest possible courses of action to assist in building corporate intrinsic value per share or to cause the Company’s true economic value to be recognized. In such situations, Southeastern may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.

While Southeastern applauds many of the actions of the board and management of the Issuer over the last two years, in our view it is now time for the Company to accelerate its efforts to build and realize value per share. Southeastern intends to discuss with third parties as well as management and the

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

board of the Issuer a potential monetization of its E&P assets. We believe these assets alone are worth demonstrably more than the Company’s total equity capitalization today, and they are unique qualitatively in comparison to peers given the Company’s fee ownership of many acres. This monetization could take the form of a spinoff or a sale of these assets. Southeastern will also work to help the Issuer realize value for its many other valuable assets: thermal coal, met coal, pipelines and the Baltimore terminal. As a result of the extremely discounted prices of the Issuer’s equity and debt, Southeastern also intends to discuss bond and share repurchase with the Company. To obtain the flexibility to discuss all options, including but not limited to any of the actions or transactions enumerated in clauses a through j of Item 4 of Schedule 13D, with the Issuer’s management, board of directors and/or with third parties, Southeastern is hereby converting its ownership filing on Schedule 13G to a filing on Schedule 13D.

Item 5.	Interest In Securities Of The Issuer

(a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 48,212,215 shares of the common stock of the Issuer, constituting approximately 21.1% of the 228,822,133 shares outstanding.

	Common Shares Held		% of outstanding Common Shares
Voting Authority

Sole:	17,946,922		7.9%
Shared:	25,020,100	*	10.9%
None:	5,245,193		2.3%

Total	48,212,215		21.1%

*	Consists of shares owned by Longleaf Partners Fund (12,263,500), Longleaf Partners Small-Cap Fund (12,494,200), and Longleaf Partners Global Fund (262,400), each a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

Dispositive Authority

Sole:	23,192,115		10.2%
Shared:	25,020,100	*	10.9%
None:	0		0.0%

Total	48,212,215		21.1%

*	Consists of shares owned by Longleaf Partners Fund (12,263,500), Longleaf Partners Small-Cap Fund (12,494,200),and Longleaf Partners Global Fund (262,400), each a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

(b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by any Series of Longleaf Partners Funds Trust are reported in the “shared” category.

(c) Purchase or sale transactions in the Securities during the past sixty days are disclosed on Schedule II.

(d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or

Relationships with Respect to Securities of the Issuer

The powers of disposition with respect to Securities owned by discretionary private accounts of Southeastern are established in written investment advisory agreements between clients and Southeastern, which are entered into in the normal and usual course of the business of Southeastern as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

The written investment advisory agreements with clients generally do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of Schedule 13D other than voting of proxies. In connection with voting, Southeastern may be allowed or directed to vote the proxies received by accounts classified as “discretionary” or “shared” accounts; such authority is generally retained by the clients for accounts classified as “non-discretionary”.

Item 7.	Material to be Filed as an Exhibit

Schedule I. Information with Respect to Directors and Officers of Southeastern Asset Management, Inc. and Longleaf Partners Funds.

Schedule II. Securities transactions in the last 60 days.

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2015

Southeastern Asset Management, Inc.

By	/s/ Andrew R. McCarroll
Andrew R. McCarroll
Vice President and General Counsel

Longleaf Partners Fund
Longleaf Partners Small-Cap Fund
By: Southeastern Asset Management, Inc.

/s/ Andrew R. McCarroll
Andrew R. McCarroll
Vice President & General Counsel

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Initial Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Initial to Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of July 20, 2015.

Southeastern Asset Management, Inc.

By	/s/ Andrew R. McCarroll
Andrew R. McCarroll
Vice President and General Counsel

Longleaf Partners Fund
Longleaf Partners Small-Cap Fund
By: Southeastern Asset Management, Inc.

/s/ Andrew R. McCarroll
Andrew R. McCarroll
Vice President & General Counsel

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

SCHEDULE I

Information with Respect to Executive

Officers and Directors

The following information is disclosed for each of the directors and executive officers of Southeastern: name; business address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Southeastern Asset Management, Inc., having its principal executive offices located at 6410 Poplar Ave., Suite 900, Memphis, Tennessee 38119. Each individual identified below is a citizen of the United States.

To the knowledge of management of Southeastern, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

SOUTHEASTERN ASSET MANAGEMENT, INC.

Directors

O. Mason Hawkins, CFA: Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Trustee and Co-Portfolio Manager of Longleaf Partners Funds.

G. Staley Cates, CFA: President of Southeastern Asset Management, Inc.; Co-Portfolio Manager of Longleaf Partners Funds.

Richard W. Hussey: Chief Operating Officer and Principal of Southeastern Asset Management, Inc.

Other Officers

Brandon Arrindell	Analyst
Jim Barton, Jr., CFA	Head of Portfolio Risk Management, Principal
Julie M. Bishop, CPA	Mutual Fund Chief Financial Officer, Principal
J. Isaac Byrd	Head of Portfolio Compliance
Scott Cobb	Head of Europe, Principal
Deborah Craddock	Head of Trading, Principal
Jeffrey D. Engelberg, CFA	Trader, Principal
Steve Fracchia, CPA	Chief Financial Officer, Principal
Ross Glotzbach, CFA	Senior Analyst, Principal
Michael Johnson	Trader
Peter R. Kris	Head of Global Funds Business
Lee B. Harper	Head of Client Portfolio Management, Principal
Lowery H. Howell, CFA	Senior Analyst, Principal
Steve McBride	Assistant General Counsel
Andrew R. McCarroll	General Counsel, Principal
W. Douglas Schrank	Trader
Josh Shores, CFA	Senior Analyst, Principal
Ken Siazon	Principal
Jim Thompson, CFA	Senior Analyst, Principal
Gary M. Wilson, CFA	Client Portfolio Manager, Principal
Michael J. Wittke	Chief Compliance Officer

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

LONGLEAF PARTNERS FUND

LONGLEAF PARTNERS SMALL-CAP FUND

The following information is disclosed for each of the directors and executive officers of Longleaf Partners Fund and Longleaf Partners Small-Cap Fund: name; address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each individual identified below is a citizen of the United States. The address of each individual for purposes of correspondence is c/o Southeastern Asset Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

To the knowledge of management of Longleaf Partners Fund and Longleaf Partners Small-Cap Fund during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Trustees

O. Mason Hawkins: Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Trustee and Co-Portfolio Manager of Longleaf Partners Funds.

Chadwick H. Carpenter, Jr.: Trustee of Longleaf Partners Funds; private investor and consultant.

Margaret H. Child: Trustee of Longleaf Partners Funds; marketing consultant.

Daniel W. Connell, Jr.: Trustee of Longleaf Partners Funds; private investor.

Rex M. Deloach: Trustee of Longleaf Partners Funds; President, Financial Insights, Inc.

Steven N. Melnyk: Trustee of Longleaf Partners Funds; Senior Vice President, Stevens, Inc.

C. Barham Ray: Trustee of Longleaf Partners Funds; private investor and consultant.

Perry Steger: Chairman of the Board, Longleaf Partners Funds; President, Steger & Bizzell Engineering, Inc.

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

SCHEDULE II

Transaction Type	Date	# of Shares	Price per Share*
Purchase	June 1, 2015	41,101	27.49
Purchase	June 1, 2015	145,000	27.48
Sale	June 2, 2015	14,150	28.08
Purchase	June 4, 2015	150,000	27.51
Purchase	June 4, 2015	44,500	27.41
Purchase	June 4, 2015	1,156,600	27.46
Purchase	June 5, 2015	42,450	27.24
Sale	June 5, 2015	2,200	27.24
Purchase	June 10, 2015	36,200	27.62
Sale	June 11, 2015	264,451	26.57
Sale	June 15, 2015	245,900	25.22
Sale	June 17, 2015	25,477	24.70
Sale	June 19, 2015	93,700	23.64
Sale	June 22, 2015	42,100	23.67
Purchase	June 23, 2015	143,500	23.87
Purchase	June 26, 2015	13,879	22.40
Purchase	July 1, 2015	191,942	20.78
Purchase	July 1, 2015	301,100	20.93
Purchase	July 2, 2015	780,500	21.59
Purchase	July 2, 2015	250,000	21.17
Purchase	July 6, 2015	1,000,000	21.38
Purchase	July 6, 2015	967,158	21.40
Purchase	July 6, 2015	80,607	21.48
Sale	July 8, 2015	26,895	20.11
Purchase	July 9, 2015	315,600	20.51
Sale	July 15, 2015	184,860	18.96
Sale	July 16, 2015	18,500	18.48
Sale	July 16, 2015	1,177	18.49

Sales and purchases by Southeastern clients in the ordinary course of business on the New York Stock Exchange or through Electronic Communication Networks (ECNs). Southeastern does not have a “pecuniary interest” as define by Securities Exchange Act of 1934 Rule 16a-1 with respect to its client’s holdings and no single client owns over 10% of the Issuer’s Securities. In addition to the above transactions, clients of Southeastern terminating their advisory relationship removed the following shares from Southeastern’s discretion: June 5, 2015 – 93,600 shares; June 12, 2015 – 1,280 shares; June 16, 2015 – 107,861 shares; June 18, 2015 – 628,854 shares; June 19, 2015 – 146,000 shares; July 10, 2015 – 190,300 shares

*	Exclusive of commissions.